					Exhibit 12(c)

Entergy Louisiana, LLC
Computation of Ratios of Earnings to Fixed Charges and
Ratios of Earnings to Combined Fixed Charges and Preferred Distributions

	Twelve Months Ended
	December 31,					September 30,
	2002	2003	2004	2005	2006	2007

Fixed charges, as defined:
Total Interest	$100,667	$76,756	$74,141	$85,418	$92,216	$97,188
Interest applicable to rentals	6,496	6,359	5,595	4,585	4,833	6,468

Total fixed charges, as defined	$107,163	$83,115	$79,736	$90,003	$97,049	$103,656

Preferred dividends, as defined (a)	0	0	$0	$0	$10,906	10,529

Combined fixed charges and preferred dividends, as defined	$107,163	$83,115	$79,736	$90,003	$107,955	$114,185

Earnings as defined:

Net Income	$144,709	$146,154	$127,495	$128,082	$137,618	$142,343
Add:
Provision for income taxes:
Total Taxes	84,765	97,408	79,475	96,819	78,338	71,824
Fixed charges as above	107,163	83,115	79,736	90,003	97,049	103,656

Total earnings, as defined	$336,637	$326,677	$286,706	$314,904	$313,005	$317,823

Ratio of earnings to fixed charges, as defined	3.14	3.93	3.60	3.50	3.23	3.07

Ratio of earnings to combined fixed charges and
preferred dividends, as defined	3.14	3.93	3.60	3.50	2.90	2.78

(a) "Preferred dividends," as defined by SEC regulation S-K, are computed by dividing the preferred dividend requirement by one hundred percent (100%) minus the income tax rate.